UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Celtron International, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   151187 10 1
             ------------------------------------------------------
                                 (CUSIP Number)
             ------------------------------------------------------


                                 Stephen Hallock
                             Opus International LLC
                             12753 Mulholland Drive
                         Beverly Hills, California 90210
                                  818-762-1318
             ------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 1, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 151187 10 1
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1    Name of Reporting Persons:  Opus International, LLC
     I.R.S. Identification No. of Above Persons (entities only):  91-1903590

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2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

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3    SEC USE ONLY

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4    Source of Funds (See Instructions)
     OO

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5    Check if Disclosure of Legal Proceedings is Required                    |_|
     Pursuant to Items 2(d) or 2(e)

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6    Citizenship or Place of Organization
     United States of America

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   Number of                 7    Sole Voting Power
     Shares                       0
  Beneficially               ---------------------------------------------------
 Owned by Each               8    Shared Voting Power
   Reporting                      5,000,000
  Person with                ---------------------------------------------------
                             9    Sole Dispositive Power
                                  0
                             ---------------------------------------------------
                             10   Shared Dispositive Power
                                  5,000,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,000,000

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12   Check Box if the Aggregate Amount in Row (11) Excludes                  |_|
     Certain Shares (See Instructions)

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13   Percent of Class Represented by Amount in Row (11)
     15.8%

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     OO

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

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CUSIP No. 151187 10 1
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1    Name of Reporting Persons:  Stephen Hallock
     I.R.S. Identification No. of Above Persons (entities only): n/a

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required                    |_|
     Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     United States of America

--------------------------------------------------------------------------------
  Number of                  7    Sole Voting Power
    Shares                        0
 Beneficially                ---------------------------------------------------
Owned by Each                8    Shared Voting Power
  Reporting                       5,000,000
 Person with                 ---------------------------------------------------
                             9    Sole Dispositive Power
                                  0
                             ---------------------------------------------------
                             10   Shared Dispositive Power
                                  5,000,000

--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     5,000,000

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes                  |_|
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     15.8%

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     IN

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

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $0.001 par value ("Common Stock") of Celtron International, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 563 Old Pretoria Road, Midrand, South Africa S9 1658.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Opus International LLC, a limited liability company organized under the laws of the state of Maryland ("Opus"). Its principal business is investments. The address of its principal place of business is 12753 Mulholland Drive, Beverly Hills, CA 90120.

         Stephen Hallock is the Managing Member of Opus. The Managing Member's principal occupation is investments. The Managing Member is a United States citizen and resides at 12753 Mulholland Drive, Beverly Hills, CA 90120.

         During the last five (5) years, neither Opus nor its Managing Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years, neither Opus nor its Managing Member have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 1, 2005, Opus received 5,000,000 shares of Issuer's common stock in a triangular merger between Buytron, Inc. and Celtron Acquisition, Inc., a wholly owned subsidiary of the Issuer formed for the purpose of effecting the Merger, in exchange for its shares in Buytron.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transaction was for Opus and the other shareholder of Buytron (the "Alanda Family Trust") to separate their indirect ownership in the Issuer's common stock through their ownership of all of the outstanding capital stock of Buytron, Inc. Following the transaction, Opus's ownership in the Issuer's common stock is direct.

         The Issuer and Satellite Security Systems, Inc. ("S3") have announced they have signed a non-binding letter of intent pursuant to which the Issuer would acquire S3 with the shareholders of S3 receiving approximately 68% of the outstanding common stock of the Issuer. Opus is the controlling shareholder of S3, and if the acquisition is completed on the terms described in the letter of intent, Opus would become the largest shareholder of the Issuer. The letter of intent also contemplates that the directors and executive officers of S3 would replace the existing directors and executive officers of the Issuer.

         Opus may also purchase shares of the Issuer from time to time in the open market or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of November 1, 2005, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person identified in Item 2 may be found in rows 11 and 13 of the cover pages.

         The powers the reporting persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages. The shares are directly held by Opus. Stephen Hallock, as the Managing Member of Opus, has the power to vote or direct the vote, and power to dispose or direct the disposition, of the shares through his management of Opus.

         No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1:     Agreement of Joint Filing

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 9, 2005                     Opus International, LLC


                                            By: /s/ Stephen Hallock
                                                --------------------------------
                                                Stephen Hallock, Managing Member


                                            Stephen Hallock


                                            /s/ Stephen Hallock
                                            ------------------------------------

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